Exhibit 1.1
Canadian Solar Inc. Announces Proposed Private Offering of
US$75 Million of Convertible Senior Notes
JIANGSU, China, Nov. 30, 2007 — Canadian Solar Inc. (Nasdaq: CSIQ) today announced that it plans to make a private offer, subject to market conditions and other factors, of approximately US$75 million of its convertible senior notes due 2017. Canadian Solar intends to grant the initial purchaser of the notes an option to purchase up to an additional US$11.25 million in aggregate principal amount of the notes to cover overallotments.
Canadian Solar anticipates using the net proceeds from the offering for working capital, general corporate purposes and potential future acquisitions. The interest rate, conversion rate, offering price and other terms and timing of the offering have not been finalized and will be determined by negotiations between Canadian Solar and the initial purchaser of the notes.
The notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The notes and Canadian Solar’s common shares issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Act and applicable state securities laws.
This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of securities will be made only by means of a private offering memorandum.
This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.
For more information, please contact:
In Jiangsu, P.R. China
Bing Zhu, Chief Financial Officer
Canadian Solar Inc.
Tel:     +86-512-6269-6755
Email: ir@csisolar.com
In the U.S.
David Pasquale
The Ruth Group
Tel:     +1-646-536-7006
Email: dpasquale@theruthgroup.com